1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2009

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒            Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐            No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date October 28, 2009	By	/S/ ZHANG BAOCAI
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

REPORT FOR THE THIRD QUARTER OF 2009

IMPORTANT NOTICE

This announcement is made pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The board of directors (the “Board”), the supervisory committee, the directors, the supervisors, and the senior management of Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”) confirm that this announcement does not contain any false information, misleading statements or material omissions, and accept joint and several responsibilities for the truthfulness, accuracy and completeness of its contents.

The Report for the Third Quarter of 2009 of the Company (the “Report”) was considered and approved by the 11th meeting of the fourth session of the Board and all of the thirteen directors of the Board who should attend the meeting were present.

The financial statements in the Report have not been audited.

The Chairman of the Board, Mr. Wang Xin, the Chief Financial Officer, Mr. Wu Yuxiang, and the head of the Planning and Finance Department, Mr. Zhao Qingchun, warrant that the financial statements in the Report are true and complete.

Summary of the unaudited results of the Company and its subsidiaries (the “Group”) for the third quarter ended 30th September 2009 is set out as follows:

•	The Report is prepared in accordance with the relevant regulations on Disclosure of Information in Quarterly Reports for Listed Companies promulgated by the China Securities Regulatory Commission.

•

All financial information contained in the Report is prepared in accordance with the relevant requirements and interpretations under the Accounting Standards for Business Enterprises (2006) promulgated by the Ministry of Finance of the People’s Republic of China (the “PRC”). The Group has also provided information on the average coal prices of the Group for the third quarter of 2009 and the first three quarters of 2009 reporting on the same basis as adopted in its previous periodical reports announced overseas. Please refer to the section headed “Coal Prices”. Shareholders of the Company (the “Shareholders”) and public investors should be aware of the different bases for reporting as adopted in this Report, the interim reports and the annual reports of the Company when trading in the shares of the Company.

•	Unless otherwise specified, the currency used in this Report is Renminbi (“RMB”).

•

For the third quarter of 2009, the operating income of the Group was RMB5,722.476 million, representing a decrease of RMB1,955.840 million or 25.5% as compared with the corresponding period last year. Net profit attributable to the Shareholders was RMB1,124.492 million, representing a decrease of RMB1,779.280 million or 61.3% as compared with the corresponding period of the previous year.

•

For the first three quarters of 2009, the operating income of the Group was RMB15,338.487 million, representing a decrease of RMB5,253.538 million or 25.5% as compared with the corresponding period last year. Net profit attributable to the Shareholders was RMB3,028.439 million, representing a decrease of RMB3,658.374 million or 54.7% as compared with the corresponding period of the previous year.

•	The information in the Report is the same as the announcement published on the Shanghai Stock Exchange. The Report is published simultaneously in the PRC and overseas.

1. General Information of Yanzhou Coal and its Subsidiaries (the “Group”)

1.1 Major Accounting Data and Financial Indicators

	As at the end of the reporting period	As at the end of last year		Increase/decrease at the end of the reporting period as compared with the end of last year (%)
		After adjustment	Prior to adjustment
Total assets (RMB)	34,392,633,540	32,864,994,696	32,117,509,649	4.65
Shareholders’ equity attributable to the Shareholders of the Company (RMB)	27,552,891,046	26,564,901,732	26,368,080,343	3.72
Net assets per share (RMB)	5.60	5.40	5.36	3.72

	From the beginning of the year to the end of the reporting period (January-September)			Increase/decrease for the reporting period as compared with the same period last year (%)
Net cash flows from operating activities (RMB)	5,835,899,331			-28.25
Net cash flows per share from operating activities (RMB)	1.19			-28.25

	The reporting period (July-September)	From the beginning of the year to the end of the reporting period (January-September)		Increase/decrease for the reporting period as compared with the same period last year (%)
Net profit attributable to the shareholders of the Company (RMB)	1,124,491,976	3,028,439,481		-61.27
Basic earnings per share (RMB)	0.23	0.62		-61.27
Basic earnings per share after deducting non-recurring profits and losses (RMB)	0.23	0.62		-61.10
Fully diluted return on net assets (%)	4.08	10.99		decreased by 6.85 percent
Fully diluted return on net assets deducting non-recurring profits and losses (%)	4.08	11.00		decreased by 6.87 percent
Non-recurring profits and losses items	Amount from the beginning of the year to the end of the reporting period (RMB)
The profits and losses on the disposal of non-current assets	-4,891,035

Government subsidies recorded in current profit and loss	1,043,166
Other net non-operating income and expenditure (excluding the above-mentioned items)	717,805
Subtotal	-3,130,064
Less: income tax influence	-782,516
Total amount for non-recurring profits and losses	-2,347,548
Including: amount attributable to the shareholders of the Company	-2,347,548

According to the provisions of “No. 3 Explanation to Accounting Standards for Business Enterprises” (Caikuai [2009] 8) promulgated by the Ministry of Finance of the PRC on 11 June, 2009, the Group has changed accounting basis for provision of Wei Jian Fei, work safety expenses and other similar expenses. As at the end of the reporting period, equity interest in Shandong Hua Ju Energy Co., Ltd. (“Hua Ju Energy”) held by the Company had been increased to 95.14%. For the two reasons mentioned above, comparative financial statements in the third quarter of 2009 have been adjusted.

1.2 Total number of Shareholders at the end of the reporting period and the top 10 shareholders holding tradable shares of the Company which are not subject to trading moratorium

Total number of Shareholders at the end of the reporting period	145,805
Top 10 Shareholders holding tradable shares of the Company which are not subject to trading moratorium

Full Name of Shareholders	Number of tradable shares not subject to trading moratorium at the end of the reporting period (shares)	Classes of shares held (A shares, B shares, H shares or others)
HKSCC Nominees Limited	1,954,069,946	H Shares

Huaxia Industrial Selected Securities Investment Fund	8,134,171	A Shares

Huaxia Bonus Mixed Open Securities Investment Fund	7,000,000	A Shares

Huaxia CSI 300 Index Securities Investment Fund	6,600,000	A Shares
China Dragon Industrial Securities Investment Fund	4,502,829	A Shares
Jiashi CSI 300 Index Securities Investment Fund	4,083,184	A Shares
Dacheng Innovation Growth Mixed Securities Investment Fund	3,300,000	A Shares
BILL & MELINDA GATES FOUNDATION TRUST	3,000,074	A Shares
Dacheng Jingyang Leading Equity Securities Investment Fund	2,999,923	A Shares
Xiangcai Securities Co., Ltd.	2,196,986	A Shares

2. Significant Matters

2.1 General Operating Performance of the Group

1. Major Operating Data

Items	Third quarter			First three quarters
	2009	2008	Increase or decrease (%)	2009	2008	Increase or decrease (%)
I. Coal Business (kilo ton)
Raw coal production	9,489	8,799	7.84	26,765	26,873	-0.40
Saleable coal production	9,352	8,655	8.05	26,431	26,511	-0.30

Items	Third quarter			First three quarters
	2009	2008	Increase or decrease (%)	2009	2008	Increase or decrease (%)

Coal Sales	9,828	8,878	10.70	27,491	27,390	0.37
Domestic	9,366	8,580	9.16	26,356	25,912	1.71
Export	462	298	55.03	1,135	1,478	-23.21

II. Railway Transportation Business (kilo ton)

Transportation volume	4,809	4,824	-0.31	13,374	13,320	0.41

III. Coal chemicals business (kilo ton)

Methanol production	88	15	486.67	88	15	486.67
Methanol sales	75	12	525.00	75	12	525.00

IV. Electrical power business (10000kWh)

Power generation	30,324	27,394	10.70	91,067	78,638	15.81
Electricity sold	30,324	27,394	10.70	91,067	78,638	15.81

V. Heating business (10000 steam ton)

Heat produced	12	9	33.33	92	75	22.67
Heat sold	12	9	33.33	92	75	22.67

2. Major Operating Performance

Unit: RMB ‘000

Items	The third quarter			First three quarters
	2009	2008	Increase /decrease (%)	2009	2008	Increase /decrease (%)

1. Operating income	5,722,476	7,678,316	-25.47	15,338,487	20,592,025	-25.51

2. Operating cost	3,296,108	3,025,660	8.94	8,487,296	8,858,437	-4.19

3. Operating profit	1,504,192	3,803,644	-60.45	4,100,823	9,179,014	-55.32

4. Net profit attributed to the Shareholders of the Company	1,124,492	2,903,772	-61.27	3,028,439	6,686,813	-54.71

For the first three quarters of 2009, the Group realized the operating profits of RMB 4,100.823 million, representing a decrease of RMB 5,078.191 million or 55.3% as compared with the corresponding period last year. This decrease was mainly due to a decrease of operating income as a result of the decreased average coal price.

For the first three quarters of 2009, the Group realized net profit attributed to the Shareholders of RMB3,028.439 million, representing a decrease of RMB3,658.374 million or 54.7% as compared with the corresponding period last year.

3. Operating Performance of the Principal Businesses of the Group - classification by sector

(1) Business Sector-coal business

(a) Coal Production and Sales

For the first three quarters of 2009, the raw coal production of the Group was 26.77 million tonnes, representing a decrease of 0.11 million tonnes or 0.4% as compared with the corresponding period last year. The output of saleable coal was 26.43 million tonnes, representing a decrease of 0.08 million tonnes, or 0.3%, as compared with that at the corresponding period of 2008. Saleable coal sales volume was 27.49 million tonnes, representing an increase of 0.1 million tonnes or 0.4% as compared with the corresponding period last year, among which, 0.75 million tonnes was internally sold to Hua Ju Energy of the Group, 26.74 million tonnes was sold in the external market.

The following table sets out the coal production and coal sales of the Group for the first three quarters of 2009:

Unit: kilo tonnes

Items	The third quarter			The first three quarters
	2009	2008	Increase or decrease (%)	2009	2008	Increase or decrease (%)
1. Raw coal production	9,489	8,799	7.84	26,765	26,873	-0.40
1. The Company	8,723	8,024	8.71	24,809	24,430	1.55
2. Shanxi Neng Hua Note1	206	298	-30.87	680	923	-26.33
3. Yancoal Australia Pty Note2	560	477	17.40	1,276	1,520	-16.05
2. Saleable coal production	9,352	8,655	8.05	26,431	26,511	-0.30
1. The Company	8,663	7,977	8.60	24,638	24,286	1.45
2. Shanxi Neng Hua	206	298	-30.87	680	923	-26.33
3. Yancoal Australia Pty	483	380	27.11	1,113	1,302	-14.52
3. Saleable coal sales volume	9,828	8,878	10.70	27,491	27,390	0.37
1. The Company	8,278	7,461	10.95	24,444	23,227	5.24
2. Shanxi Neng Hua	232	278	-16.55	699	880	-20.57
3. Yancoal Australia Pty	462	227	103.52	1,058	1,229	-13.91
4. Externally purchased coal	856	912	-6.14	1,290	2,054	-37.20

Note	1. Shanxi Neng Hua means Yanzhou Coal Shanxi Neng Hua Company Limited
Note	2. Yancoal Australia Pty means Yancoal Australia Pty Limited

(b) Coal Prices

Due to the impact of the global financial crisis and domestic macro-economic situation, the market demand for coal from major coal consumption industries shrank, with a decrease in domestic and global coal prices as compared to the corresponding period last year. The average coal price of the Group declined in the first three quarters of 2009 as compared to the corresponding period last year.

The following table sets out the average coal prices of the Group during the reporting period reporting on the same basis as adopted in its previous periodical reports announced in the PRC:

Unit: RMB/tonne

	The third quarter			The first three quarters			2008
	2009	2008	Increase or decrease (%)	2009	2008	Increase or decrease (%)
1. the Company	541.82	795.00	-31.85	519.40	711.76	-27.03	651.00

Including: Domestic	541.82	793.41	-31.71	519.05	712.04	-27.10	650.26

Export	—	986.43	—	632.28	683.34	-7.47	731.10

2. Shanxi Neng Hua	259.94	358.90	-27.57	281.14	277.85	1.18	271.77

3. Yancoal Australia Pty	684.30	1,920.68	-64.37	802.05	957.98	-16.28	1,102.06

4. Externally purchased coal	573.82	838.41	-31.56	551.11	745.16	-26.04	741.09

Average product price of the Group	544.66	814.65	-33.14	525.72	711.37	-26.10	663.91

The following table sets out the average coal prices of the Group during the reporting period reported on the same basis as adopted in its previous periodical reports announced overseas (the coal price represents the invoice price of coal less the sales taxes and extra charges, transportation costs of coal sales.):

Unit: RMB/tonne

	The third quarter			The first three quarters			2008
	2009	2008	Increase or decrease (%)	2008	2009	Increase or decrease (%)
1. the Company	519.16	772.26	-32.77	497.75	689.96	-27.86	627.67

Including: Domestic	519.16	772.18	-32.77	497.42	691.79	-28.10	628.20

Export	—	782.46	—	603.14	502.92	19.93	569.47

2. Shanxi Neng Hua	255.17	354.42	-28.00	276.44	273.66	1.02	267.64

3. Yancoal Australia Pty	626.93	1,800.75	-65.19	743.86	881.56	-15.62	1,029.25

4. Externally purchased coal	572.36	829.20	-30.97	550.00	740.81	-25.76	733.09

Average product price of the Group	522.64	791.38	-33.96	504.05	688.99	-26.84	640.24

(c) Cost of Coal Sales

In the first three quarters of 2009, the cost of coal sales of the Group was RMB7,490.687 million, representing a decrease of RMB261.201 million or 3.4% as compared to the corresponding period last year.

Unit: RMB’000, RMB/tonne

		The first three quarters		Increase or decrease (%)
Items		2009	2008
The Company	Total amount of sales costs	6,426,576	5,733,888	12.08
	Cost of coal sales in tonnes	262.91	246.87	6.50
Shanxi Neng Hua	Total amount of sales costs	174,064	165,455	5.20
	Cost of coal sales in tonnes	249.14	188.02	32.51
Yancoal Australia Pty	Total amount of sales costs	423,421	449,466	-5.79
	Cost of coal sales in tonnes	400.00	365.68	9.39
Externally purchased coal	Total amount of sales costs	684,174	1,476,690	-53.67

In the first three quarters of 2009, the cost of coal sales in tonnes of Shanxi Neng Hua was RMB249.14, representing an increase of RMB61.12 per tonne or 32.5% as compared to the corresponding period last year. The increase was mainly due to an increase of unit fixed cost as a result of the decrease of saleable coal sales volume of 0.18 million tonnes or 20.6 % as compared to the corresponding period last year.

In the first three quarters of 2009, the total cost of externally purchased coal was RMB684.174 million, representing a decrease of RMB792.516 million or 53.7% as compared to the corresponding period last year. The main reason was that the Group reduced externally purchased coal volume according to the market situation.

(2) Business sector-Railway transportation

In the first three quarters of 2009, the designated railway for coal transportation volume of the Company was 13.37 million tonnes, representing a decrease of 0.05 million tonnes or 0.4% as compared with that of 2008. The Company realized a net income from railway transportation services (income from transported volume settled on the basis of off-mine price and the transportation fees of designated coalmine railway assets borne by customers) of RMB183.676 million, representing a decrease of RMB6.38 million or 3.4% as compared with corresponding period last year.

(3) Business Sector-coal chemicals and electrical power

(a) Shanxi Neng Hua

The 0.1 million tonne methanol project of Shanxi Tianhao Chemical Co., Ltd, subsidiary of Shanxi Neng Hua (“Tianhao Chemical”) resumed production on 21 August 2009, but suspended production again on 11 September 2009 as a result of the short supply of coke oven gas as raw material. As at the date of this Report, the project has not resumed production.

For the first three quarters of 2009, the methanol production of Tianhao Chemical was 2,000 tonnes, the methanol sales was 5,300 tonnes.

In the first three quarters of 2009, the supporting power plant for the project generated electricity of 87,330,000 kWh, all of which was sold, representing an increase of 70,080,000 kWh or 406.3% as compared to the corresponding period last year. The supporting power plant was put into commercial operation in September 2008.

(b) Yulin Neng Hua

The 0.6 million tonnes methanol project of Yanzhou Coal Yulin Neng Hua Company Limited (“Yulin Neng Hua”) was put into commercial operation in August 2009. In the first three quarters of 2009, Yulin Neng Hua produced 85,700 tonnes of methanol with a sales volume of 70,100 tonnes.

In the first three quarters, the supporting power plant for the project generated electricity of 43,320,000 kWh, all of which was sold.

(c) Hua Ju Energy

In the first three quarters of 2009, Hua Ju Energy generated 780,010,000 kWh electricity and all of which was sold, representing an increase of 10,880,000 kWh electricity or 1.4% as compared to the corresponding period last year, among which, 323,180,000 kWh electricity was sold in the external market. The heat generated by Hua Ju Energy was 920,000 steam tonne, all of which was sold, representing an increase of 170,000 steam tonne or 22.7% as compared to the corresponding period last year, among which, 180,000 steam tonnes was sold in the external market.

2.2 Significant movements of the items in the accounting statements and financial indicators of the Group and the reasons thereof

2.2.1 Significant movements in items of balance sheet and the reasons thereof

Items	As at 30th September 2009 (RMB’000)	As at 31st December, 2008 (RMB’000)	Increase /decrease (%)
Tradable financial assets	53,335	0	—
Accounts receivable	267,758	412,611	-35.11
Prepayments	307,676	110,279	179.00
Financial assets available-for-sale	241,199	139,447	72.97

Projects in construction	2,397,444	4,827,326	-50.34
Deferred income tax assets	853,376	535,448	59.38
Short-term loans	0	120,000	-100.00
Tradable financial liabilities	0	29,435	-100.00
Notes payable	115,269	175,662	-34.38
Advances	1,156,006	795,654	45.29
Other current liabilities	1,251,385	450,979	177.48
Foreign currency translation differences	18,886	-115,169	—
Minority interest	79,214	199,729	-60.34

As at 30 September 2009, the tradable financial assets increased by RMB53.335 million as compared with that at the beginning of the year. Such increase was the result of derivative financial assets from Yancoal Australia’s hedging business reached RMB53.335 million by the end of the reporting period, mainly due to the appreciation of the Australian dollar.

As at 30 September 2009, accounts receivable were RMB267.758 million, representing a decrease of RMB144.853 million or 35.1% as compared with that at the beginning of the year, which was mainly due to a decrease of rolling settlement on coal receivables of the Group.

As at 30 September 2009, prepayments were RMB307.676 million, representing an increase of RMB197.397 million or 179.0% as compared with that at the beginning of the year, which was mainly due to the increase of prepayments for outsourcing coal by the Company.

As at 30 September 2009, financial assets available-for-sale were RMB241.199 million, representing an increase of RMB101.752 million or 73.0% as compared with that at the beginning of the year. Such decrease was mainly due to the increase in the prices of shares held by the Company in Shenergy Co., Ltd. and Lianyungang Co., Ltd..

As at 30 September 2009, projects in construction of the Group were RMB2,397.444 million, representing a decrease of RMB2,429.882 million or 50.3% as compared with that at the beginning of the year, which was mainly due to projects in construction were transferred into fixed assets, caused by the commencement of operation of Yulin Neng Hua in the reporting period.

As at 30 September 2009, deferred income tax assets of the Group were RMB853.376 million, representing an increase of RMB317.928 million or 59.4% as compared with that at the beginning of 2009, which was mainly due to the increase of deferred income tax assets by RMB341.925 million.

As at 30 September 2009, short-term loans of the Group decreased by RMB120 million, representing a decrease of 100.0% as compared with that at the beginning of the year, which was due to repayment of short-term loans of RMB120 million by Hua Ju Energy.

As at 30 September 2009, tradable financial liabilities of the Group decreased by RMB29.435 million, representing a decrease of 100.0% as compared with that at the beginning of the year, which was due to the decrease of derivative financial liabilities from Yancoal Australia hedging business by RMB29.435 million as a result of the appreciation of the Australian dollar.

As at 30 September 2009, notes payable of the Group were RMB115.269 million, representing a decrease of RMB60.393 million or 34.4% as compared with that at the beginning of the year, which was mainly due to the Company’s decrease of materials purchased and payments by commercial acceptance bills.

As at 30 September 2009, advances accepted by the Group were RMB1,156.006 million, representing an increase of RMB360.352 million or 45.3% as compared with that at the beginning of the year, which was mainly due to the increase of advances accepted by the Group for coal.

As at 30 September 2009, other current liabilities of the Group were RMB1,251.385 million, representing an increase of RMB800.406 million or 177.5% as compared with that at the beginning of the year, which was mainly due to the increase of accrued but unpaid land-use compensation fees.

As at 30 September 2009, foreign currency translation differences of the Group were RMB18.886 million, which were RMB-115.169 million as at the beginning of the year, mainly due to the appreciation of the Australian dollar.

As at 30 September 2009, minority interest of the Group were RMB79.214 million, representing a decrease of RMB120.515 million or 60.3% as compared with that at the beginning of the year, which was mainly due to the Group’s acquisition of 21.14% equity interest in Hua Ju Energy from the minority shareholders in the reporting period.

2.2.2 Significant movements of items in the income statement and the reasons thereof

Items	First Three Quarters of 2009 (RMB’000)	First Three Quarters of 2008 (RMB’000)	Increase /decrease (%)
Selling expenses	416,338	421,959	-1.33
General and administrative expenses	2,290,818	1,821,046	25.80
Financial expenses	-233,320	37,874	-716.04
Assets depreciation loss	59,830	28,375	110.85
Return on investment	92,038	67,895	35.56
Net of non-operating expenses	-2,909	9,962	-129.20
Income tax expenses	1,042,494	2,500,718	-58.31

Financial expenses of the Group in the first three quarters of 2009 were RMB-233.320 million, representing a decrease of RMB271.194 million or 716.0% as compared to that of the corresponding period of 2008. The change was mainly due to (1) foreign exchange loss decreased by RMB129.933 million as a result of the change of exchange rate; (2) exchange earnings of Yancoal Australia Pty increased by RMB85.314 million; and (3) interest income on bank deposits increased by RMB69.387 million, as compared with the corresponding period last year.

Assets depreciation loss of the Group in the first three quarters of 2009 was RMB59.83 million, representing an increase of RMB31.455 million or 110.9% as compared to that of the corresponding period of 2008, which was mainly due to the increase of loss on bad debts.

Return on investment of the Group in the first three quarters of 2009 was RMB92.038 million, representing an increase of RMB24.143 million or 35.6% as compared to that of the corresponding period of 2008, which was mainly due to the increase of profit of Huadian Zouxian Power Plant accounted on the basis of shareholding.

Net non-operating expenses of the Group in the first three quarters of 2009 were RMB-2.909 million, representing a decrease of RMB12.871 million or 129.2% as compared to that of the corresponding period of 2008, which was mainly due to the decrease of non-operating earnings by RMB16.288 million.

Income tax expenses of the Group in the first three quarters of 2009 were RMB1,042.494 million, representing a decrease of RMB1,458.224 million or 58.3% as compared to that of the corresponding period of 2008, which was mainly due to the decrease of taxable income.

2.2.3 Significant movements of items in cash flow statement and the reasons thereof

Items	First Three Quarters of 2009 (RMB’000)	First Three Quarters of 2008 (RMB’000)	Increase /decrease (%)
Net cash from operating activities	5,835,899	8,133,760	-28.25
Net cash used in investing activities	-3,071,804	-2,590,074	18.60
Net cash from fund-raising activities	-2,289,838	-516,985	342.92
Cash and cash equivalents influenced by the change in foreign exchange rate	43,083	-39,912	—
Net increase in cash and cash equivalents	517,340	4,986,790	-89.63

Net cash outflows from fund-raising activities of the Group in the first three quarters of 2009 was RMB2,289.838 million, representing an increase of RMB1,772.853 million or 342.9% as compared to that of the corresponding period of 2008, which was mainly due to cash dividends increased by RMB1,103.155 million.

Cash and cash equivalents of the Group in the first three quarters of 2009 increased by RMB43.083 million due to the change in foreign exchange rate, while it decreased by RMB39.912 million in the corresponding period of 2008. This was mainly due to the appreciation of the Australian dollar.

Net increase in cash and cash equivalents of the Group of the first three quarters of 2009 was RMB517.340 million, representing a decrease of RMB4,469.450 million or 89.6% as compared to the corresponding period last year, which was mainly due to (1) a decrease of net cash inflows from operating activities as compared to that of the corresponding period last year; and (2) an increase of net cash outflows from investing activities and fund-raising activities as compared to that of the corresponding period last year.

2.3 Progress and influence of significant events and the analysis of its resolution

Appointment of the Company’s General Manager

Reaching the age of retirement, Mr. Yang Deyu, the former general manager of the Company, tendered a letter of resignation to the Board on 23 July 2009, to resign from the position of general manager. At the seventh meeting of the fourth session of the Board held on 24 July 2009, the Company approved the resignation of Mr. Yang Deyu from the position of general manager, and appointed Mr. Li Weimin as the Company’s general manager.

Acquisition of shares of Hua Ju Energy

As approved at the seventh meeting of the fourth session of the Board held on 24 July 2009, the Company acquired, using RMB116.3021 million of its own funds, 14.21% equity interest in Hua Ju Energy held by Shandong Chuangye Investment Development Company. As approved at a meeting of general managers held on 24 July 2009, the Company acquired, using RMB56.4216 million and RMB0.2835 million of its own funds, 6.9% equity interest and 0.03% equity interest in Hua Ju Energy held by Jining Shengdi Investment Management Company Limited and Ms. Wu Zenghua, respectively. On 29 July 2009, the Company completed the relevant share ownership transfer procedures. After the above-mentioned acquisitions, the percentage of equity interest in Hua Ju Energy held by Yanzhou Coal increased to 95.14% from 74%, while Shandong Honghe Mining Group Co., Ltd. continues to hold 4.86% equity interest in Hua Ju Energy.

Acquisition of Equity Interest in Felix Resources Ltd. (“Felix”)

After the approval by the eighth meeting of the fourth session of the Board, the Company announced on 13 August 2009, that a binding scheme implementation agreement was entered into with Felix, a corporation incorporated in Australia. Yanzhou Coal’s wholly-owned subsidiary, Yancoal Australia Pty, through its wholly-owned subsidiary, Austar Coal Mine Pty Limited, would acquire 100% equity interest in Felix at a total scheme consideration of approximately AUD3,333 million (equivalent to approximately HKD21,538 million or approximately RMB18,951 million) with AUD16.95 per share. The transaction is conditional upon, including but not limited to the following conditions: (1) the Company and Felix shareholders approving the scheme by the necessary majorities; (2) the Company having obtained all necessary PRC legal and regulatory approvals; and (3) the Company having obtained all necessary legal and regulatory approvals from the Australian Foreign Investment Review Commission, the Australian Treasury or other regulatory authorities of the Australian Government, and the Federal Court of Australia.

The Significant Assets Acquisition Report of the Company and the Financing Arrangement for the Acquisition of the Equity Interest of Felix were approved at the 10th meeting of the fourth session of the Board on 11 September 2009. According to the financing arrangement, Yancoal Australia will borrow the capital for acquiring Felix from a bank-syndicate led by the Sydney Branch of Bank of China. The total financing loan will be in Australian dollar or US dollar equivalent to RMB20 billion. On 16 October 2009, Yancoal Australia entered into a financing agreement, according to which, the Sydney Branch of Bank of China, the Hong Kong Branch of China Development Bank and the Hong Kong Branch of China Construction Bank will provide loans of USD2.4 billion, USD0.3 billion and USD 0.2 billion, respectively, to Yancoal Australia and the loan term is five years each from the initial drawing date. Yanzhou Coal entered into an agreement on opening letter of guarantee and a counter guarantee agreement, pursuant to which, the Shandong Branch of Bank of China is appointed as the guarantee bank, Shandong branches of each of the syndicate member-banks shall provide their overseas branches with guarantees respectively, and Yanzhou Coal has undertaken a related guarantee obligation. On 16 October 2009, Yankuang Group Co., Ltd. (“Yankuang Group”), the controlling shareholder of the Company, provided a counter guarantee for the Company.

The Company is fulfilling the approval process of the relevant departments of the Chinese Government and the Australian Government. The acquisition was approved by the State-Owned Assets Supervision and Administration Committee of Shandong Province and the Australia Treasury on 23 October 2009. The Company will hold an extraordinary shareholders’ meeting on 30 October 2009, considering the proposals involving the relevant transactions and financing arrangement.

Felix is a company incorporated under the laws of Australia whose shares are listed on the Australian Securities Exchange. The principal activities of Felix are exploring, extracting and operating coal resource. Its major coal related assets are primarily located in Queensland and New South Wales, including four major operating mines (Ashton underground coal mine, Ashton open-cut coal mine, Minerva open-cut coal mine and Yarrabee open-cut coal mine), two under construction coal mines (Moolarben open-cut coal mine and Moolarben underground coal mine), three exploration projects and a 15.4% equity interest in a new coal port in Newcastle. According to the information disclosed by Felix, as at 30 June 2009, the total coal reserves (JORC standard) of Felix was approximately 2.006 billion tonnes, the proven and probable reserves was 510 million tonnes; 1.375 billion tonnes of the total reserves and 386 million tonnes of the proven and probable reserves are attributable to Felix equity holders. For the fiscal year ended 30 June 2009 (from July 2008 to June 2009), the operating income of Felix was AUD731 million, the net profit was AUD268 million, and based on the shareholding accounting method, coal sales volume was 4.76 million tonnes. The Moolarben Coal Mine is the primary asset of Felix, with Felix holding an 80% interest in it. The annual production capacity of the Moolarben open-cut mine is expected to reach 10 million tonnes, and the capacity of Moolarben underground mine is expected to reach 3.5 million tonnes per annum. Based on the project implementation schedule and the assessment by technical experts, the open-cut and underground mines will be put into operation in March 2010 and in 2013 respectively, reaching its production targets gradually.

For detailed information, please refer to the announcements of the Company posted in China Securities Journal and Shanghai Securities News on 14 August 2009, 14 September 2009 and 26 October 2009 and the relevant disclosures made on the websites of the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and the Company.

2.4 Undertakings of the Company, the Shareholders and the actual controller of the Company and performance of the undertakings

The special undertakings made by Yankuang Group as holders of the non-tradable shares regarding the process of non-tradable shares reform plan, and the performance of the undertakings are as follows:

Name of Shareholder	Special undertakings	Performance of undertakings
Yankuang Group	(1) The formerly non-tradable shares of the Company held by Yankuang Group should not be listed for trading purpose within forty-eight months from the date of implementation of the relevant share reform plan;	The formerly non-tradable shares in the Company held by Yankuang Group have not been traded.

(2) In 2006, Yankuang Group would transfer part of its operations and new projects relating to coal and power which are in line with the Company’s development strategies to the Company in accordance with the relevant PRC regulations, with a view to enhancing the operating results of the Company and reducing connected transactions and competition between Yankuang Group and the Company. Yankuang Group should allow the Company to participate and invest in, for the purpose of co-development of the coal liquefaction project, which is being developed by Yankuang Group.

In 2006, Yankuang Group completed the transfer of the coal project and new electricity project to the Company, which is in line with the Company’s development strategies. The coal liquefaction project is currently under preparation and there has not been material progress in this respect.

	(3) All the relevant expenses incurred for implementation of the non-tradable share reform plan would be borne by Yankuang Group.	The undertaking had been duly performed.

2.5 Warning and explanation on reasons for accumulated net loss expected to be recorded from the beginning of the year to the end of the next reporting period or material change as compared to those of the corresponding period last year.

Not Applicable.

2.6 Implementation of dividend payment policy

The Articles of Association of the Company provides that “Final dividends shall be paid once a year. The shareholders shall by way of an ordinary resolution authorize the board of directors to declare and pay final dividends of the Company. The Company may distribute interim cash dividends upon obtaining approval from the board of directors and the shareholders at general meeting. Dividends of the Company to be distributed in the form of cash shall account for approximately 35% of the Company’s net profit after statutory reserve for the corresponding accounting year.”

On 27 July 2009, the Company declared a final cash dividend payment for the year 2008 in the amount of RMB1,967.36 million (tax inclusive), equivalent to RMB0.4 per share (tax inclusive).

3 Directors

As at the date of this announcement, the directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

By order of the Board
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

Zoucheng, the PRC

27 October 2009

APPENDICES:

CONSOLIDATED BALANCE SHEET

Prepared by: Yanzhou Coal Mining Company Limited	Unit:RMB

	AS AT SEP 30, 2009	AS AT DEC 31, 2008
ASSETS
CURRENT ASSET:

Cash at bank and in hand	10,212,483,889	9,695,144,137
Tradable financial assets	53,335,171	—
Notes receivable	3,371,262,787	2,772,082,922
Accounts receivable	267,758,085	412,611,060
Prepayments	307,676,411	110,278,731
Interests receivable	—	988,500
Dividends receivable	—	—
Other receveiables	401,759,468	397,635,013
Inventories	750,952,936	823,210,170
Non-current assets due within one year	—	—
Other current assets	1,151,895,418	1,177,141,324
TOTAL CURRENT ASSETS	16,517,124,165	15,389,091,857
NON CURRENT ASSETS:
Available-for-sale financial assets	241,198,638	139,447,161
Entrusted loan	—	—
Long-term accounts receivable	—	—
Long-term equity investments	950,568,274	860,817,661
Investment in real estate	—	—
Fixed assets	11,672,130,535	9,334,232,206
Construction in progress	2,397,444,405	4,827,326,277
Construction materials	29,733,875	25,997,048
Disposal of fixed assets	-1,660	—
Intangible assets	1,586,141,238	1,605,932,865
Development expenditures	—	—
Goodwill	10,045,361	10,045,361
Long-term deferred expenses	16,922,257	18,730,271
Deferred tax assets	853,375,512	535,448,089
Other non-current assets	117,950,940	117,925,900
TOTAL NON-CURRENT ASSETS	17,875,509,375	17,475,902,839
TOTAL ASSETS	34,392,633,540	32,864,994,696

The financial statements contained in the appendices to this Report were signed by:

Wang Xin	Wu Yuxiang	Zhao Qingchun
Legal Representative of the Company	Chief Financial Officer	Head of Accounting Department

CONSOLIDATED BALANCE SHEET (CONTINUED)

Prepared by: Yanzhou Coal Mining Company Limited	Unit : RMB

	AS AT SEP 30, 2009	AS AT DEC 31, 2008
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	—	120,000,000
Tradable financial liabilities	—	29,434,968
Notes payable	115,268,778	175,662,080
Accounts payable	725,890,235	853,641,767
Unearned receipts	1,156,006,038	795,653,798
Salaries and wages payable	532,888,990	460,276,951
Taxes payable	639,992,258	732,225,807
Interest payable	1,629,995	1,312,705
Dividends payable	—	—
Other payables	2,021,033,567	2,198,497,459
Non-current liabilities due within one year	94,648,464	94,648,464
Other current liabilities	1,251,384,899	450,978,948
TOTAL CURRENT LIABILITIES	6,538,743,224	5,912,332,947
NON-CURRENT LIABILITIES:
Long-term borrowings	165,000,000	176,000,000
Bonds payable	—	—
Long-term payable	12,031,276	12,031,276
Deferred tax liabilities	44,754,486	—
Other non-current liabilities	—	—
TOTAL NON CURRENT LIABILITIES	221,785,762	188,031,276
TOTAL LIABILITIES	6,760,528,986	6,100,364,223
SHAREHOLDERS’ EQUITY:
Share capital	4,918,400,000	4,918,400,000
Capital reserves	4,569,952,595	5,066,355,339
Surplus reserves	2,820,975,750	2,820,975,750
Special reserves	1,488,506,906	1,164,283,864
Retained earnings	13,736,169,860	12,710,055,378
Foreign currency translation differences	18,885,935	-115,168,599
Equity attributable to shareholders of the Company	27,552,891,046	26,564,901,732
Minority interest	79,213,508	199,728,741
TOTAL SHAREHOLDERS’ EQUITY	27,632,104,554	26,764,630,473
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	34,392,633,540	32,864,994,696

CONSOLIDATED INCOME STATEMENT

Prepared by: Yanzhou Coal Mining Company Limited	Unit : RMB

Items	The 3rd Quarter of 2009	The 3rd Quarter of 2008	The first three quarters of 2009	The first three quarters of 2008
1. TOTAL OPERATING INCOME	5,722,475,785	7,678,315,601	15,338,487,160	20,592,024,601
2. TOTAL OPERATING COST	4,266,507,694	3,855,138,082	11,329,702,703	11,480,904,933
Including: operating cost	3,296,108,257	3,025,659,545	8,487,296,499	8,858,436,683
Operating taxes and surcharges	105,767,277	116,922,922	308,740,393	313,213,839
Selling expenses	188,875,943	120,866,268	416,338,158	421,959,379
General and administrative expenses	746,985,332	541,323,225	2,290,818,201	1,821,046,184
Finance expenses	-71,901,913	50,366,122	-233,320,287	37,874,321
Impairment loss of assets	672,798	—	59,829,739	28,374,527
Add: Gain on fair value change (The loss is listed beginning with “-”)
Investment income (The loss is listed beginning with “-”)	48,223,637	-19,533,047	92,038,203	67,894,735
Exchange gain (The loss is listed beginning with “-”)
3. Operating profit (The loss is listed beginning with “-”)	1,504,191,728	3,803,644,472	4,100,822,660	9,179,014,403
Add: Non-operating income	11,449,763	15,942,705	15,687,207	31,975,361
Less: Non-operating expenditures	11,545,256	990,753	18,595,801	22,013,435
Including: Losses on disposal of non-current assets	—	—	4,991,925	903,582
4. Total profit (The total loss is listed beginning with “-”)	1,504,096,235	3,818,596,424	4,097,914,066	9,188,976,329
Less: Income tax	379,934,155	920,321,430	1,042,493,925	2,500,718,038
5. Net profit (The net loss is listed beginning with “-”)	1,124,162,080	2,898,274,994	3,055,420,141	6,688,258,291
Net profit attributed to shareholders of the Company	1,124,491,976	2,903,771,761	3,028,439,481	6,686,813,344

Minority interest	-329,896	-5,496,767	26,980,660	1,444,947
6. Earnings per share
(1)Earnings per share, basic	0.23	0.59	0.62	1.36
(2)Earnings per share, diluted	0.23	0.59	0.62	1.36
7. Other consolidated gains	13,043,819	-74,526,092	228,675,477	-222,040,637
8. Total consolidated gains	1,137,205,899	2,823,748,903	3,284,095,618	6,466,217,654
Consolidated gains attributed to shareholders of the Company	1,137,535,795	2,829,245,670	3,257,114,958	6,464,772,707
Consolidated gains/losses attributed to minority shareholders	-329,896	-5,496,767	26,980,660	1,444,947

CONSOLIDATED CASH FLOW STATEMENT

Prepared by: Yanzhou Coal Mining Company Limited	Unit : RMB

Items	The 3rd Quarter of 2009	The 3rd Quarter of 2008	The first three quarters of 2009	The first three quarters of 2008
1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods or rendering of services	5,061,691,326	7,842,306,921	17,999,870,053	21,890,043,547
Tax rebate	—	—	1,043,166	21,411,964
Other cash received relating to operating activities	53,680,086	99,047,588	192,501,670	166,175,438
Sub-total of cash inflows	5,115,371,412	7,941,354,509	18,193,414,889	22,077,630,949
Cash paid for goods and services	1,059,415,629	1,469,217,778	3,848,367,681	5,413,334,458
Cash paid to and on behalf of employees	1,182,987,721	628,957,751	3,241,116,898	2,435,181,165
Tax payments	1,341,727,687	1,670,289,324	4,175,802,332	4,809,184,257
Other cash paid relating to operating activities	536,806,893	503,444,947	1,092,228,647	1,286,171,011
Sub-total of cash outflows	4,120,937,930	4,271,909,800	12,357,515,558	13,943,870,891
NET CASH FLOW FROM OPERATING ACTIVITIES	994,433,482	3,669,444,709	5,835,899,331	8,133,760,058
2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments	—	—	—	652,000,000
Cash received from return of investments income	2,287,590	-141,599,965	2,287,950	9,790,671
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	1,033,632	1,453,164	1,986,172	6,525,446

Net cash received from disposal of subsidiaries and business units	—	—	—	—
Other cash received relating to investing activities	—	—	—	1,897,926
Sub-total of cash inflows	3,321,222	-140,146,801	4,274,122	670,214,043
Cash paid to acquire fixed assets, intangible assets and other long-term assets	438,184,071	247,376,189	1,344,106,019	2,115,222,450
Cash paid for investments	173,007,200	—	766,250,300	—
Other cash paid relating to investing activities	—	145,960,451	965,722,050	1,145,065,339
Sub-total of cash outflows	611,191,271	393,336,640	3,076,078,369	3,260,287,789
NET CASH FLOW FROM INVESTING ACTIVITIES	-607,870,049	-533,483,441	-3,071,804,247	-2,590,073,746
3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors
Cash received from borrowings	3,570,577	120,000,000	104,501,426	580,209,132
Other cash received related to financing activities
Sub–total of cash inflows	3,570,577	120,000,000	104,501,426	580,209,132
Repayments of borrowings and debts	4,292,627	150,000,000	354,990,808	161,000,000
Cash paid for distribution of dividends or profits, or cash paid for interest expenses	1,969,516,147	856,079,148	2,039,348,479	936,193,966
Cash paid for other items related to investing activities
Sub-total of cash outflows	1,973,808,774	1,006,079,148	2,394,339,287	1,097,193,966
NET CASH FLOW FROM FINANCING ACTIVITIES	-1,970,238,197	-886,079,148	-2,289,837,861	-516,984,834
4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	25,367,093	14,128,950	43,082,529	-39,911,758
5. NET INCREASE IN CASH AND CASH EQUIVALENTS	-1,558,307,671	2,264,011,070	517,339,752	4,986,789,720
Add: Cash and cash equivalent, opening	11,770,791,560	8,517,886,097	9,695,144,137	5,795,107,447
6. Cash and cash equivalents, closing	10,212,483,889	10,781,897,167	10,212,483,889	10,781,897,167

BALANCE SHEET OF THE COMPANY

Prepared by: Yanzhou Coal Mining Company Limited	Unit : RMB

	AS AT SEP 30, 2009	AS AT DEC 31, 2008
ASSETS
CURRENT ASSETS :
Cash at bank and in hand	9,770,761,612	9,389,869,959
Tradable financial assets
Notes receivable	3,370,661,317	2,770,232,922
Accounts receivable	176,942,818	396,834,889
Prepayments	296,644,402	101,494,922
Interests receivable	—	988,500
Dividends receivable
Other receivables	486,283,456	533,236,628
Inventories	533,031,503	693,974,320
Non-current assets due within one year	—	—
Other current assets	1,101,077,461	1,101,077,461
TOTAL CURRENT ASSETS	15,735,402,569	14,987,709,601
NON CURRENT ASSETS :
Available-for-sale financial assets	241,198,638	139,447,161
Held-to-maturity investments
Long-term accounts receivables
Long-term equity investments	5,269,026,270	4,579,752,209
Investment in real estate
Fixed assets	5,975,083,057	6,522,615,260
Construction in progress	238,216,599	126,693,270
Construction materials	1,259,016	1,259,016
Disposal of fixed assets	-1,660	—
Entrusted loan	4,572,299,500	3,686,577,450
Intangible assets	612,767,088	627,775,824
Goodwill
Long-term deferred expenses
Deferred tax assets	838,803,467	496,878,733
Other non current assets	117,950,940	117,925,900
TOTAL NON CURRENT ASSETS	17,866,602,915	16,298,924,823
TOTAL ASSETS	33,602,005,484	31,286,634,424

BALANCE SHEET OF THE COMPANY ( CONTINUED )
Prepared by: Yanzhou Coal Mining Company Limited		Unit : RMB

	AS AT SEP 30, 2009	AS AT DEC 31, 2008
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings
Tradable financial liabilities
Notes payable	115,268,778	175,662,080
Accounts payable	481,107,288	543,112,341
Unearned receipts	1,056,677,718	758,377,590
Salaries and wages payable	477,902,595	373,024,515
Taxes payable	611,448,473	716,706,008
Interests payable
Dividends payable
Other payables	1,410,069,681	1,386,325,563
Non-current liabilities due within one year	12,648,464	12,648,464
Other current liabilities	1,251,384,899	450,978,948
TOTAL CURRENT LIABILITIES	5,416,507,896	4,416,835,509
NON-CURRENT LIABILITIES:
Long term borrowings
Bonds payable
Long-term payable	12,031,276	12,031,276
Special accounts payable
Accrued liabilities
Deferred tax liabilities	44,754,486	—
Other non-current liabilities
TOTAL NON-CURRENT LIABILITIES	56,785,762	12,031,276
TOTAL LIABILITIES	5,473,293,658	4,428,866,785
SHAREHOLDERS’ EQUITY:
Share capital	4,918,400,000	4,918,400,000
Capital reserves	4,650,159,235	4,740,572,479
Less : treasury stock
Surplus reserves	2,784,429,794	2,784,429,794
Special reserves	1,488,506,906	1,164,283,864
Retained earnings	14,287,215,891	13,250,081,502
TOTAL SHAREHOLDERS’ EQUITY	28,128,711,826	26,857,767,639
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	33,602,005,484	31,286,634,424
Special reserves	1,488,506,906	1,164,283,864
Retained earnings	14,287,215,891	13,250,081,502
TOTAL SHAREHOLDERS’ EQUITY	28,128,711,826	26,857,767,639
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	33,602,005,484	31,286,634,424

INCOME STATEMENT OF THE COMPANY

Prepared by: Yanzhou Coal Mining Company Limited				Unit: RMB

Items	The 3rd Quarter of 2009	The 3rd Quarter of 2008	The first three quarters of 2009	The first three quarters of 2008
1. TOTAL OPERATING INCOME	5,253,307,825	6,985,685,562	14,153,094,239	18,937,884,715
Less: Operating cost	2,983,292,155	2,761,655,095	7,922,649,506	8,120,772,964
Operating taxes and surcharges	103,843,345	115,363,871	299,407,808	304,856,191
Selling expenses	116,156,702	78,087,088	296,897,078	262,760,450
General and administrative expenses	644,449,017	440,197,690	1,972,714,690	1,553,361,584
Finance expenses	-39,970,801	-8,652,235	-118,082,687	67,970,381
Impairment loss of assets	—	—	59,829,739	28,374,527
Add: Gain from the fair value changes (The loss is listed beginning with “-”)	—	—	—	—
Investment income (The loss is listed beginning with “-”)	111,317,437	37,204,455	288,134,880	211,170,886
Including: Income from investments in associates and jointly controlled entities	—	—	—	—
2. Operating profit (The loss is listed beginning with “-”)	1,556,854,844	3,636,238,508	4,007,812,985	8,810,959,504
Add: Non-operating income	702,799	6,099,818	1,457,976	14,449,090
Less: Non-operating expenses	735,459	385,320	2,004,719	20,974,822
Including: Loss on disposal of non-current assets	—	—	934,930	—

3. Total profit (The total loss is listed beginning with “-”)	1,556,822,184	3,641,953,006	4,007,266,242	8,804,433,772
Less: Income tax	378,040,367	915,286,784	1,002,771,853	2,479,414,585
4. Net profit (The net loss is listed beginning with “-”)	1,178,781,817	2,726,666,222	3,004,494,389	6,325,019,187
5. Earnings per share	—	—	—	—
(1) Earnings per share, basic	0.24	0.55	0.61	1.29
(2) Earnings per share, diluted	0.24	0.55	0.61	1.29
7. Other consolidated gains	8,268,588	-32,928,362	76,313,608	-183,310,159
8. Total consolidated gains	1,187,050,405	2,693,737,860	3,080,807,997	6,141,709,028

CASH FLOW STATEMENT OF THE COMPANY

Prepared by: Yanzhou Coal Mining Company Limited				Unit: RMB

Items	The 3rd Quarter of 2009	The 3rd Quarter of 2008	The first three quarters of 2009	The first three quarters of 2008
1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods and rendering of services	4,442,041,673	7,197,121,737	16,431,770,529	20,427,328,541
Tax rebates	—	—	—	—
Other cash received relating to operating activities	54,261,054	32,862,789	125,226,652	86,490,681
Sub-total of cash inflows	4,496,302,727	7,229,984,526	16,556,997,181	20,513,819,222
Cash paid for goods and services	932,719,042	1,604,572,253	3,531,965,304	4,981,255,409
Cash paid to and on behalf of employees	1,004,149,108	534,049,827	2,684,524,626	2,119,740,989
Tax payments	1,302,765,895	1,641,206,253	4,006,676,429	4,700,795,599
Other cash paid relating to operating activities	463,636,058	93,001,823	938,552,333	1,157,866,932
Sub-total of cash outflows	3,703,270,103	3,872,830,156	11,161,718,692	12,959,658,929
NET CASH FLOW FROM OPERATING ACTIVITIES	793,032,624	3,357,154,370	5,395,278,489	7,554,160,293
2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments	—	—	80,000,000	640,000,000
Cash received from investments returns	37,656,793	62,236,435	184,827,893	285,296,822
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	1,033,632	1,453,164	1,986,172	6,525,446
Net cash received from disposal of subsidiaries and other business units	—	—	—	—
Other cash received relating to investing activities	—	—	—	—
Sub-total of cash inflows	38,690,425	63,689,599	266,814,065	931,822,268
Cash paid to acquire fixed assets, intangible assets and other long-term assets	223,207,861	139,866,198	618,128,528	324,640,036
Cash paid for investments	333,729,250	256,000,000	1,731,972,350	1,540,000,000
Net cash received from subsidiaries and other business units	—	—	—	—
Other cash paid relating to investing activities	—	99,775,517	965,722,050	1,092,643,468
Sub-total of cash outflows	556,937,111	495,641,715	3,315,822,928	2,957,283,504
NET CASH FLOW FROM INVESTING ACTIVITIES	-518,246,686	-431,952,116	-3,049,008,863	-2,025,461,236

3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors	—	—	—	—
Cash received from borrowings	—	—	—	—
Other cash received relating to financial activities	—	—	—	—
Sub–total of cash inflows	—	—	—	—
Repayments of borrowings	—	—	—	—
Cash paid for distribution of dividends or profits, or cash paid for interest expenses	1,967,360,000	836,128,000	1,967,360,000	836,128,000
Cash payment relating to other financial activities	—	—	—	—
Sub-total of cash outflows	1,967,360,000	836,128,000	1,967,360,000	836,128,000
NET CASH FLOW FROM FINANCING ACTIVITIES	-1,967,360,000	-836,128,000	-1,967,360,000	-836,128,000
4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	352,964	-5,557,834	1,982,027	-61,657,337
5. NET INCREASE ON CASH AND CASH EQUIVALENTS	-1,692,221,098	2,083,516,420	380,891,653	4,630,913,720
Add: Cash and cash equivalent, opening	11,462,982,710	8,173,830,956	9,389,869,959	5,626,433,656
6. Cash and cash equivalents, closing	9,770,761,612	10,257,347,376	9,770,761,612	10,257,347,376

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310